Exhibit 99.1

Allot Announces Third Quarter 2022 Financial Results

Hod Hasharon, Israel – November 15, 2022 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited third quarter 2022 financial results.

 Third Quarter 2022 Financial Highlights

•	Third quarter revenues were $25.0 million compared with $38.2 million in the third quarter of last year;

•	Gross margin on a non-GAAP basis was 67%;

•	GAAP operating loss was $13.1 million and non-GAAP operating loss was $10.8 million;

•	GAAP net loss was $12.9 million and non-GAAP net loss was $10.6 million.

Financial Outlook

For the fourth quarter and full year of 2022, management reiterates its guidance expectations as follows:

•	Maintaining guidance for full year revenues of $125 million to $130 million, with expectations that full year revenues will trend toward the lower end of the range;

•	Additional recurring security deals to be executed, providing incremental MAR** of approximately $180 million for the full year;

•	Continues to expect December 2022 total ARR* including SECaaS ARR* and Support & Maintenance ARR* to be between $50-52 million,

•	Continues to expect December 2022 SECaaS ARR* to be approximately $9 million;

•	Continues to expect recurring security revenue to be approximately $7 million for 2022.

Management Comment

Erez Antebi, President & CEO of Allot, commented, “While our third quarter ended as we had expected, we are obviously striving to achieve much more in the future.  I am very proud that Verizon selected Allot to enable network-based security services for their SMB customers.   I believe that this decision by Verizon proves that network-based security is becoming a significant part of the offering for operators.”

Continued Mr. Antebi, “We remain committed to reach profitability for the full year 2024.  This will be achieved via revenue growth, mainly through the SECaaS business, but also through tight expense control. We also expect our loss in 2023 to be significantly lower than in 2022. I continue to strongly believe in the potential for our SECaaS solution for protecting consumers as well as its ability to bring Allot into a new era of growth and profitability.”

Q3 2022 Financial Results Summary

Total revenues for the third quarter of 2022 were $25.0 million, a decrease of 34% compared to $38.2 million in the third quarter of 2021.

Gross profit on a GAAP basis for the third quarter of 2022 was $16.4 million (gross margin of 65.4%), a 38% decline compared with $26.5 million (gross margin of 69.5%) in the third quarter of 2021.

Gross profit on a non-GAAP basis for the third quarter of 2022 was $16.8 million (gross margin of 67.2%), a 37% decline compared with $26.8 million (gross margin of 70.4%) in the third quarter of 2021. The lower level of revenue in the third quarter was impacted the gross margin level.

Net loss on a GAAP basis for the third quarter of 2022 was $12.9 million, or $0.35 per basic share, compared with a net loss of $3.1 million, or $0.08 per basic share, in the third quarter of 2021.

Net loss on a non-GAAP for the third quarter of 2022 was $10.6 million, or $0.28 per basic share compared with a non-GAAP net loss of $0.2 million, or $0.00 per basic share, in the third quarter of 2021.

Cash, short-term bank deposits and investments as of September 30, 2022 totaled $98.1 million, compared to $85.7 million as of December 31, 2021.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its third quarter 2022 earnings results today, November 15, 2022 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4) and SECaaS ARR (measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the month of December and multiplied by 12).

** MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the applicable customer segments only subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$25,040	$38,155	$89,708	$104,626
Cost of revenues	8,663	11,624	28,697	32,037
Gross profit	16,377	26,531	61,011	72,589

Operating expenses:
Research and development costs, net	12,919	12,148	37,429	34,088
Sales and marketing	12,603	12,901	36,512	37,312
General and administrative	3,939	3,720	12,279	11,000
Total operating expenses	29,461	28,769	86,220	82,400
Operating loss	(13,084)	(2,238)	(25,209)	(9,811)
Financial and other income, net	471	(146)	1,338	163
Loss before income tax expenses	(12,613)	(2,384)	(23,871)	(9,648)

Tax expenses	319	689	1,421	1,362
Net Loss	(12,932)	(3,073)	(25,292)	(11,010)

Basic net loss per share	$(0.35)	$(0.08)	$(0.69)	$(0.31)

Diluted net loss per share	$(0.35)	$(0.08)	$(0.69)	$(0.31)

Weighted average number of shares used in
computing basic net loss per share	37,198,187	36,286,436	36,702,045	35,923,853

Weighted average number of shares used in
computing diluted net loss per share	37,198,187	36,286,436	36,702,045	35,923,853

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$8,663	$11,624	$28,697	$32,037
Share-based compensation (1)	(291)	(161)	(810)	(444)
Amortization of intangible assets (2)	(152)	(152)	(456)	(456)
Non-GAAP cost of revenues	$8,220	$11,311	$27,431	$31,137

GAAP gross profit	$16,377	$26,531	$61,011	$72,589
Gross profit adjustments	443	313	1,266	900
Non-GAAP gross profit	$16,820	$26,844	$62,277	$73,489

GAAP operating expenses	$29,461	$28,769	$86,220	$82,400
Share-based compensation (1)	(1,879)	(2,248)	(6,066)	(5,670)
Non-GAAP operating expenses	$27,582	$26,521	$80,154	$76,730

GAAP financial and other income	$471	$(146)	$1,338	$163
Exchange rate differences*	32	352	(357)	442
Non-GAAP Financial and other income	$503	$206	$981	$605

GAAP taxes on income	$319	$689	$1,421	$1,362
Tax expenses in respect of net deferred tax asset recorded	-	5	-	(164)
Changes in tax related items	(25)	-	(75)	-
Non-GAAP taxes on income	$294	$694	$1,346	$1,198

GAAP Net Loss	$(12,932)	$(3,073)	$(25,292)	$(11,010)
Share-based compensation (1)	2,170	2,409	6,876	6,114
Amortization of intangible assets (2)	152	152	456	456
Exchange rate differences*	32	352	(357)	442
Tax expenses in respect of net deferred tax asset recorded	-	(5)	-	164
Changes in tax related items	25	-	75	-
Non-GAAP Net income (loss)	$(10,553)	$(165)	$(18,242)	$(3,834)

GAAP Loss per share (diluted)	$(0.35)	$(0.08)	$(0.69)	$(0.31)
Share-based compensation	0.06	0.07	0.19	0.17
Amortization of intangible assets	0.01	0.00	0.01	0.02
Exchange rate differences*	(0.0)	0.01	(0.00)	0.01
Tax expense in respect of net deferred tax asset recorded	-	(0.00)	-	-
Non-GAAP Net income (loss) per share (diluted)	$(0.28)	$(0.00)	$(0.49)	$(0.11)

Weighted average number of shares used in
computing GAAP diluted net loss per share	37,198,187	36,286,436	36,702,045	35,923,853

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	37,198,187	36,286,436	36,702,045	35,923,853

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$291	$161	$810	$444
Research and development costs, net	704	759	2,393	1,853
Sales and marketing	727	960	2,259	2,472
General and administrative	448	529	1,414	1,345
	$2,170	$2,409	$6,876	$6,114

(2) Amortization of intangible assets
Cost of revenues	$152	$152	$456	$456
	$152	$152	$456	$456

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,587	$11,717
Short-term bank deposits	84,115	60,720
Restricted deposits	1,100	1,480
Available-for-sale marketable securities	4,261	11,531
Trade receivables, net	34,688	30,829
Other receivables and prepaid expenses	7,592	8,490
Inventories	12,676	11,092
Total current assets	153,019	135,859

LONG-TERM ASSETS:
Long-term bank deposits	-	215
Severance pay fund	359	407
Operating lease right-of-use assets	6,368	8,513
Trade receivables, net	7,224	6,643
Other assets	1,060	1,639
Total long-term assets	15,011	17,417

PROPERTY AND EQUIPMENT, NET	15,016	15,000
GOODWILL AND INTANGIBLE ASSETS, NET	34,433	35,138

Total assets	$217,479	$203,414

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,053	$3,940
Deferred revenues	25,551	22,138
Short-term operating lease liabilities	2,502	2,785
Other payables and accrued expenses	26,503	26,250
Total current liabilities	60,609	55,113

LONG-TERM LIABILITIES:
Deferred revenues	9,374	15,942
Long-term operating lease liabilities	2,621	5,467
Accrued severance pay	871	884
Convertible debt	39,525	-
Total long-term liabilities	52,391	22,293

SHAREHOLDERS' EQUITY	104,479	126,008

Total liabilities and shareholders' equity	$217,479	$203,414

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net Loss	$(12,932)	$(3,073)	$(25,292)	$(11,010)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,373	1,151	4,119	3,380
Stock-based compensation	2,171	2,409	6,877	6,114
Amortization of intangible assets	235	235	705	706
Increase (Decrease) in accrued severance pay, net	15	16	35	(44)
Decrease in other assets	143	103	579	1,144
Decrease in accrued interest and amortization of premium on marketable securities	36	58	84	165
Changes in operating leases, net	(421)	344	(984)	(367)
Decrease (Increase) in trade receivables	367	(281)	(4,440)	(10,537)
Decrease in other receivables and prepaid expenses	1,176	183	283	3,705
Decrease (Increase) in inventories	(420)	399	(1,584)	3,688
Decrease (Increase) in long-term deferred taxes, net	-	(10)	-	165
Increase (Decrease) in trade payables	3,050	(168)	2,113	(704)
Decrease in employees and payroll accruals	(295)	(1,450)	(2,258)	(2,073)
Decrease in deferred revenues	(4,284)	(5,288)	(3,155)	11,324
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	1,441	(133)	(82)	(3,497)
Amortization of issuance costs of Convertible debt	50	-	121	-
Net cash provided by (used in) operating activities	(8,295)	(5,505)	(22,879)	2,159

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	-	2,474	380	(400)
Redemption of (Investment in) short-term deposits	2,000	(3,500)	(23,180)	(27,700)
Purchase of property and equipment	(1,579)	(962)	(4,135)	(4,591)
Proceeds from redemption or sale of available-for sale marketable securities	1,000	2,353	7,030	9,932
Net cash provided by (used in) investing activities	1,421	365	(19,905)	(22,759)

Cash flows from financing activities:
Proceeds from exercise of stock options	-	193	250	2,660
Issuance of convertible debt	-	-	39,404	-
Net cash provided by financing activities	-	193	39,654	2,660

Decrease in cash and cash equivalents	(6,874)	(4,947)	(3,130)	(17,940)
Cash and cash equivalents at the beginning of the period	15,461	10,606	11,717	23,599
Cash and cash equivalents at the end of the period	$8,587	$5,659	$8,587	$5,659

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q3-2022		YTD 2022		FY 2021
Revenues geographic breakdown
Americas	3.1	12%	16.2	18%	19.4	14%
EMEA	15.3	61%	50.0	56%	82.0	56%
Asia Pacific	6.6	27%	23.5	26%	44.2	30%
	25.0	100%	89.7	100%	145.6	100%

Revenue breakdown by type
Products	10.1	40%	44.0	49%	88.1	60%
Professional Services	2.6	10%	8.6	10%	15.2	11%
SECaaS (Security as a Service)	1.7	7%	4.9	5%	4.1	3%
Support & Maintenance	10.6	43%	32.2	36%	38.2	26%
	25.0	100%	89.7	100%	145.6	100%
Revenues per customer type
CSP	19.4	78%	71.3	80%	116.9	80%
Enterprise	5.6	22%	18.4	20%	28.7	20%
	25.0	100%	89.7	100%	145.6	100%

% of top-10 end-customers out of revenues	41%		47%		51%

Total number of full time employees	770		770		741
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	37.2		36.7		36.1

Non-GAAP weighted average number of fully diluted shares (in millions)	39.3		39.1		38.4

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q3-2022:	1.7
Q2-2022:	1.7
Q1-2022:	1.5
Q4-2021:	1.3

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Sep. 2022:	6.9
Dec. 2021:	5.2
Dec. 2020:	2.7
Dec. 2019:	0.5

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12

ARR - U.S. dollars in millions (Unaudited)
	Dec. 2020	Dec. 2021	Dec. 2022 target	2021 vs. 2020	2022 (target) vs. 2021
Support & maintenance ARR *	31.2	42.0	41-43	35%	(2%) -2%

SECaaS ARR **	2.7	5.2	9	93%	73%

Total ARR	33.9	47.2	50-52	39%	6%-10%

* Support & Maintenance ARR measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4.

** SECaaS ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the month of December and multiplied by 12.